FOIA Confidential Treatment Requested Pursuant to Rule 83 by Cross Country Healthcare, Inc.

Pursuant to Regulation §200.83 (Rule 83) of the Freedom of Information Act, this letter omits confidential information included in the unredacted version of this letter filed delivered to the Securities and Exchange Commission, Division of Corporate Finance. Asterisks denote omissions.

July 17, 2006

Andrew Mew, Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:

Cross Country Healthcare, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed March 9, 2006

File No. 000-33169

Dear Mr. Mew:

This letter shall serve to respond to the comments contained in your letter to Mr. Emil Hensel, Chief Financial Officer of Cross Country Healthcare, Inc. (the “Company”), dated June 23, 2006.

Response to Comment 1.

The Company acknowledges your concern about the aggregation of clinical research trials staffing with our nursing and allied health staffing business for purposes of testing goodwill impairment. Based on your concerns, the Company recalculated its 2005 impairment analysis and confirmed there would have been no impairment on its clinical research trials staffing business or its nursing and allied health staffing business if these businesses had been evaluated individually for goodwill impairment. The Company has also considered your comments and continues to believe that it is appropriate to aggregate its clinical research trials component business with its nursing and allied health staffing business based on having similar characteristics and long-term economic trends. Accordingly, the Company would like to provide its full consideration of all of the requirements of the applicable GAAP literature as a reasonable basis for not revising its policy of aggregating the clinical research trials business with its nursing and allied health staffing business for testing goodwill impairment.

Paragraph 30 of FASB Statement No. 142 defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). The Company’s clinical research trials staffing business is a component of its healthcare staffing operating segment. However, as per the same paragraph in FASB Statement No. 142, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. FASB Statement No. 142 specifies that FASB Statement No. 131 and related interpretive literature shall be used to determine the reporting units.

The Company reviewed the provisions of FASB Statement No. 131, specifically paragraph 17 that outlines the aggregation criteria. It is noted that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. In this paragraph, gross margin (left undefined) is given as an example of financial performance. Interpretive guidance on FASB Statement No. 131 documented by Ernst & Young (Financial Reporting Development: FAS 131 – Segment Disclosure) suggests that other economic measures, such as earnings before interest, taxes, depreciation, and amortization (EBITDA) could be used to assess whether two operating segments possess similar economic characteristics, particularly when a standard industry measure is more relevant than gross margin.

The Company believes that the most appropriate economic measure to assess for its industry is contribution income margin, not gross profit margin. Contribution income is defined by the Company as earnings before interest, taxes, depreciation, amortization and corporate expenses not specifically identified to a reporting segment. The Company has consistently reported and discussed contribution income by segment in its financial statements, press releases, and Management’s Discussion and Analyses. The Company’s management evaluates performance of each of its segments based on contribution income margins. For all component businesses, the Company strives to deliver fair value which is reflective of not just the direct cost of placing its healthcare professional candidate with its healthcare customer, but the variable overhead costs as well. The Company believes that contribution income margin is more representative of its relative performance and its ability to generate net cash flow. The Company places a great emphasis on cash flow in its FASB Statement No. 142 process to determine whether there has been any impairment in goodwill.

In addition, contribution income (or a similar measure) is reported as a standard measure for segment reporting footnote requirements by other publicly traded competitors in the healthcare staffing industry. More specifically, AMN Healthcare Services, Inc., the Company’s principal publicly traded competitor, reports a similar measure in its segment footnote included in its financial statements. Contribution income margin is also a more appropriate measure of financial performance for this industry, in part, due to differences in how our competitors classify certain expenses in their respective income statements. Our largest competitor, for example, categorizes professional liability costs in selling, general and administrative expenses while we categorize such costs in direct operating costs. As a result, the Company believes it could be misleading if investors were to compare trends in gross margins in the healthcare staffing industry to evaluate performance.

The Company believes that contribution income margins of the clinical research trials component and the nursing and allied staffing components exhibit similar long-term trends as noted in the attached Exhibit 1 that was requested in response to your third comment in the June 23, 2006 letter. In fact, the five year averages are within 1% point of each other, which the Company believes demonstrates the similarities of the component businesses. The Company believes that in applying the aggregation criteria, the similarity of the economic characteristics should be evaluated based on past and future prospects and not necessarily only on current indicators. The Company acknowledges your concerns about the shorter term trends that were discussed to explain the margin analysis in its prior response. Some fluctuation in margins is normal. Accordingly, evaluating only one or two years of trends is not indicative of future long-term prospects of the industry. The Company views the segmentation process with a longer term viewpoint and believes it would be confusing to investors to shift and change segmentation on a quarterly or annual basis due to normal fluctuations or unusual events. The Company also believes that since these component businesses have similar long-term average contribution income margins and sales trends based on the needs of an aging population, they are economically similar.

The Company also revisited the five specific requirements of economic similarities as described in paragraph 17 of FASB Statement No. 131 and concluded that these businesses meet all of the criteria as more fully described below:

a.

The nature of product and service. The clinical research trials staffing business and the nursing and allied health staffing business (collectively, “component businesses”) all provide the same services (temporary staffing) to the same end market (healthcare customers) throughout the U.S., which will benefit in the future from an aging population. The service is provided through a similar business model. Almost all travel and per diem field employees (currently 99%) are hourly-paid employees whose contract specifies the rate they will be paid and any other benefits they are entitled to receive. The Company is compensated for its services at contracted, predetermined negotiated hourly rates with its healthcare customers. Likewise, clinical research trials professionals are hourly-paid employees whose contract specifies the rate they will be paid and other benefits they are entitled to receive. The clinical research trials business also gets compensated for its services at a contracted, predetermined negotiated hourly rate. The nurse staffing business provides credentialed RNs for travel and per diem staffing assignments at public and private healthcare facilities, and at for-profit and not-for-profit facilities located predominantly throughout the U.S. The vast majority of assignments are at acute care hospitals, including teaching institutions, trauma centers and community hospitals located in major metropolitan areas. The Company also provides other healthcare professionals for travel assignments in a wide range of specialties that include operating room technicians and other allied health professionals, such as rehabilitation therapists, radiology technicians and respiratory therapists. The clinical research trials staffing business also receives some revenue from acute care customers as well as pharmaceutical, biotechnology and medical device companies. Additionally, some of the field employees in the clinical research trials staffing business are RNs. All component businesses receive their fees directly from their clients and, in certain cases, from third-party administrative payors.

b.

Nature of production process. All component businesses have a very similar production processes. The Company would like to reiterate its prior response as per below:

Despite the variety of healthcare professionals provided to their customers (e.g. registered nurses, physical therapists, radiation technicians, etc.), the nature of the production process is similar in each of the component businesses, for example:

•

Recruiting. Orders from healthcare customers for the Company’s healthcare professionals are entered into databases proprietary to the component businesses. Applicants are screened through a pre-qualification process and are entered into the databases to be matched with the customer orders for healthcare professionals received by the component businesses. Each business employs recruiters who match qualified candidates in the databases with the positions that the Company has been requested to fill by our customers. Recruiters are an important element of each of the component businesses and are responsible for establishing and maintaining relationships with current and prospective candidates for the duration of the candidate’s employment with the Company. Account managers review and present candidates to the customer’s facilities.

•

Payroll/Billing functions. Each component business is typically responsible for paying its field staff employees and billing its healthcare customers based upon the hours worked by field employees as they are recorded and processed in the Company’s operating systems. The component businesses coordinate payment of field staff using the same outside payroll processing service (ADP) via the Company’s centralized payroll department. The centralized payroll department also handles manual checks, referral bonuses and other customer support services for field employees. The component businesses typically provide other benefits to their field staff including, but not limited to, 401(k), medical, and dental benefits, which are contracted and managed centrally.

•

Shared services. All component businesses share back office functions, such as risk management, legal services, cash management, human resources, accounts payable and information systems. In addition, certain operations personnel and leased space is shared to perform duties such as quality assurance and field benefits administration.

•

Marketing. Each component business markets to potential customers in need of healthcare staffing and to potential healthcare professionals to fulfill these needs. The component businesses share the same marketing support team utilizing similar marketing techniques. Each component business participates in various tradeshows, uses similar website marketing, direct mailings, print advertising and referral programs to obtain clients and field staff.

c.

Type and class of customer is similar. The customers of the clinical research trials staffing business are similar to the nurse and allied health staffing business. They are all healthcare related and have similar prospects for long-term future growth based on the dynamics of an aging population. They have similar marketing methods and their marketing efforts are primarily geographically based in the U.S. The customers for nurse staffing and allied health staffing are essentially the same – hospitals and healthcare facilities throughout the U.S. Some hospital systems, as well as physicians affiliated with such hospitals, choose to participate in clinical research trials as a research site. In addition to hospitals and healthcare facilities, customers in the clinical research trials business also include: pharmaceutical, biotechnology and medical device companies throughout the U.S. Customers for the clinical research trials staffing business and the nursing and allied staffing business have similar prospects for future cash flow demonstrated by a similar days’ sales outstanding (DSO) range. Since the Company believes that all of these customers share similar long-term future prospects and currently exhibit similar cash flow patterns by having comparable DSOs, the Company believes the type and class of customer are similar.

d.

The methods used to provide services are similar. All component businesses utilize recruiters, as described above, to match needs of healthcare industry customers with qualified healthcare professional candidates. Most of the recruitment methods are handled via telephone. Account managers review and present candidates to the customer’s facilities. As described above, marketing techniques are also very similar. Our nursing and allied health staffing and clinical research trials staffing businesses both participate in trades shows, use website advertising, direct mail, print ads and advertisement in trade magazines to attract customers and recruit nurses.

e.

The nature of the regulatory environment is similar. None of the Company’s component businesses are considered specialized industries that would have additional accounting/disclosure requirements like banking, insurance, or public utilities. However, the Company’s component businesses are all subject to federal and state laws and regulations that govern, among other things, the licensure of professionals, the payment of its employees and the operations of its business generally. The component businesses are also all subject to the Health Insurance Portability and Accountability Act of 1996 (HIPAA).

The Company continues to believe that the clinical research trials staffing business meets the criteria for aggregation as described above. The Company believes that prospects for future net cash flows are similar and aggregation is consistent with the objectives and basic principles of both FASB Statement No. 131 and FASB Statement No. 142.

However, as previously mentioned, even if the Company viewed the clinical research trials business as its own reporting unit in its 2005 impairment review process, the Company’s analysis would not have resulted in any impairment.

Response to Comment 2.

The Company identified the clinical research trials staffing business as an operating segment based on its management reporting system. However, as per paragraph 17 of FASB Statement No. 131 the Company determined that this business met the criteria for aggregation with the nursing and allied health staffing businesses as described in great detail above. The resulting operating segment is the Company’s healthcare staffing operating segment and is comprised of the following businesses: nurse staffing (travel and per diem), allied health staffing (travel) and clinical research trials staffing (travel and local). Further, had the Company come to a different conclusion about the ability to aggregate these businesses, the clinical research trials business component would not have met any of the quantitative thresholds and would have been included in its “other” operating segment (since its nursing and allied staffing segment would have represented more than 75% of the Company’s revenues). Accordingly, the segment information would have been less useful to investors as the Company believes that its investors are most interested in its healthcare staffing businesses as a homogeneous effort. The Company also believes that moving clinical research trials staffing to its “other human capital management services” segment would have made less, not more sense and would have provided less, rather than more valuable information to investors. In addition, the Company does not believe it would have met the objective and basic principles of FASB Statement No. 131.

Response to Comment 3.

The Company appreciates you pointing out the inconsistency in the way the healthcare staffing segment is described in its Note 17 to its financial statements. The Company’s allied health staffing services, (as described in response #1) provides travel staffing assignments utilizing a wide range of specialties that include operating room technicians and other allied health professionals, such as rehabilitation therapists, radiology technicians and respiratory therapists. As noted previously, the customers of the allied health staffing business are essentially the same as in the Company’s nurse staffing business. The nursing and allied health staffing businesses are difficult to separate due to shared support services. While the exhibit attached includes allied health staffing separately for comparative purposes only, both the nursing and allied health staffing numbers receive allocations of shared support services. In future filings, the Company will revise the description of the components of the healthcare staffing business to clarify that allied health staffing services provides only travel assignments.

The Company has also provided an estimated break-out of its per diem margins included in the original margin analysis and complemented by dollar amounts, as per your request (Exhibit 1). However, the Company does not regularly report a total for its per diem business on its management reports. The Company was only able to estimate two full years of data. Please also be cautioned that the data is not precise as described in the footnotes to the schedule. The per diem and travel nurse staffing businesses are often sharing the same customer and sharing the same field staff making it difficult to separate.

In connection with responding to your comments, we also acknowledge and agree that:

-

Cross Country Healthcare, Inc. is responsible for the adequacy and accuracy of the disclosures in filings made with the Commission;

-

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings made by Cross Country Healthcare, Inc. with the Commission; and

-

Cross Country Healthcare may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to call me at (800) 998-5058 or, in my absence, Susan Ball, General Counsel of Cross Country Healthcare, Inc., at (800) 440-5790.

Sincerely,

/s/ Emil Hensel

Emil Hensel, Chief Financial Officer

cc:

Robert S. Littlepage, Jr.

Larry Spirgel

FOIA Confidential Treatment Requested Pursuant to Rule 83 by Cross Country Healthcare, Inc.

Exhibit 1

CROSS COUNTRY HEALTHCARE, INC.
Healthcare Staffing Operating Segment
Margin Analysis
($000)
		(1)		(2)		(3)			(4)			(5)			(6)

5 year
		2005		2004		2003			2002			2001			Average

Revenue

(1)	Nursing	*		*		*			*			*
(2)	Allied	*		*		*			*			*
(3)	Interco	*		*		*			*			*
(4)	Travel Staffing (a)	*		*		*			*			*

(5)	Per Diem (a)	*		*		*			*			*

(6)	Clinical research trials	*		*		*			*			*

(7)	Total Healthcare Staffing Revenue	$599,345.9		$612,075.5		$636,734.7			$588,743.4			$466,985.4

Gross Profit
(8)	Nursing	*		*		*			*			*
(9)	Allied	*		*		*			*			*
(10)	Interco	*		*		*			*			*
(11)	Travel Staffing (a)	*		*		*			*			*

(12)	Per Diem (a)	*		*		*			*			*

(13)	Clinical research trials	*		*		*			*			*

(14)	Total Healthcare Staffing Gross Profit	*		*		*			*			*

Contribution Income
(15)	Nursing	*		*		*			*			*
(16)	Allied	*		*		*			*			*
(17)	Interco	*		*		*			*			*
(18)	Travel Staffing (a)	*		*		*			*			*

(19)	Per Diem (a)	*		*		*			*			*	(c)

(20)	MedStaff corporate (b)	*		*		INA			NA			NA

(21)	Clinical research trials	*		*		*			*			*

(22)	Total Healthcare Staffing Cont. Income	$55,278.8		$61,397.4		$75,334.2			$81,160.0			$70,852.6

Gross Profit (as % of Revenue)
(33)	Nursing	*	%	*	%	*	%		*	%		*	%		*	%
(34)	Allied	*	%	*	%	*	%		*	%		*	%		*	%
(35)	Travel Staffing (a)	*	%	*	%	*	%		*	%		*	%		*	%

(36)	Per Diem (a)	*	%	*	%	*	%		*	%		*	%		*	%

(37)	Clinical research trials	*	%	*	%	*	%		*	%		*	%		*	%

(38)	Total Gross Profit (as % of Revenue)	*	%	*	%	*	%		*	%		*	%		*	%

Contribution Income (as % of Revenue)
(39)	Nursing	*	%	*	%	*	%		*	%		*	%		*	%
(40)	Allied	*	%	*	%	*	%		*	%		*	%		*	%
(41)	Travel Staffing (a)	*	%	*	%	*	%		*	%		*	%		*	%

(42)	Per Diem (a)	*	%	*	%	*	%	(c)	*	%	(c)	*	%	(c)	*	%	(c)

(43)	MedStaff corporate (b)	NA		NA		NA			NA			NA			NA

(44)	Clinical research trials	*	%	*	%	*	%		*	%		*	%		*	%

(45)	Total Cont. Income (as % of Revenue)	9.2%		10.0%		11.8%			13.8%			15.2%			12.0%

See Footnotes to the Margin Analysis

FOOTNOTES TO THE MARGIN ANALYSIS

INA - Information not available

NA - Not applicable

(a) Travel staffing and per diem amounts are estimated. Per diem staffing includes CC Local, a brand of Cross Country Staffing, and a portion of operations from our acquired MedStaff business (acq. 6/2003). MedStaff does not internally separate all of its per diem operations. Therefore, estimations were made to prepare this 2005 and 2004 information. A reliable estimate of the MedStaff per diem operations could not be made for 2003.

(b) MedStaff corporate represents MedStaff operating expenses not specifically allocated to either the travel or per diem operations. Although a precise allocation is not available, it is believed that the majority of these expenses relate to travel.

(c) Per diem contribution income as presented in 2001-2003 represents CC Local only. Contribution income is not meaningful due to CC Local's small size and the resulting impact of overhead absorption.